                         Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933

                         Subject Company: General Motors Corporation and Hughes Electronics Corporation
                         Commission File No.:  001-00143



The following is a letter to the Editors of The Wall Street Journal from Chase Carey, Chief Executive Officer of Sky Global Networks, as published by The Wall Street Journal on Monday, August 20, 2001:

How prescient of Holman W. Jenkins Jr. to denounce so authoritatively the proposed merger of our Sky Global Networks with General Motors' Hughes Electronics--despite the fact that we've never publicly discussed any of its details ("The Right Future for Satellite TV," Business World, Aug. 15). Although our advanced negotiations continue to prohibit us from specifying the terms under discussion, I must break my silence to suggest that Mr. Jenkins's guesses are off the mark.

Mr. Jenkins's fundamental assumptions--that we are offering Hughes shareholders no premium, fewer synergies, and lesser value--are wrong. On the contrary, the deal under discussion includes a healthy premium as well as synergies no other company can match. Indeed, a merger with Sky Global would create incomparable value for Hughes shareholders by incorporating its satellite TV business into the single largest television platform in the world.

Mr. Jenkins might have noted that DirecTV would fit seamlessly into Sky Global's burgeoning network of world-wide satellite TV platforms, generating massive synergies from the combination of rival satellite platforms in Latin America and from the revenue and cost savings that come from standardizing set-top boxes, creating leading interactive services, purchasing programming in bulk, and lowering both churn rates and acquisition costs--feats we have already achieved at BSkyB and other leading platforms around the world. He might also have noted that our proposed combination--far from being limited just to the U.S.--would reach more than 300 million viewers, including more than 20 million DTH subscribers, and would occupy not only the leadership position in the U.S. but in the Europe, Asia and Latin America as well. Rather than being "captive" to our interests, the owners of Hughes would share in the wealth creation that will flow from combining unrivalled positions in distribution, content and technology.

Finally, Mr. Jenkins dismisses the regulatory challenges Echostar would face in a bid for Hughes. The overwhelming opinion of antitrust lawyers is that a combination of the two largest satellite providers in a two-company market with high barriers to entry would be anti-competitive and presumptively illegal.
Even an administration allegedly "relaxed" about antitrust enforcement will have trouble stomaching such a pure monopoly.

I wish I were allowed to specify in greater detail the advantages of our proposal but I'll have to leave that to when we have an actual deal to disclose. When that happens, I am confident that the Hughes shareholders will appreciate the massive benefits of our companies' alliance.

                                                                     CHASE CAREY
                                                         Chief Executive Officer
                                                             Sky Global Networks


******************************************************************************
      STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

If a transaction is to be proposed to General Motors Corporation (GM) stockholders as a result of the negotiations referred to above, related filings will be made with the Securities and Exchange Commission, including one or more Registration Statements on Form S-4, each of which will include a prospectus and a proxy/consent solicitation statement. Because such documents would contain important information about the transaction, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When and if filed with the SEC, they will be available for free at the SEC's website at www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction related documents for free from General Motors, Hughes Electronics Corporation and, as applicable, Sky Global Networks. Such documents are not currently available.

GM and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      -2-